Exhibit 99.16

Akumin Inc.

Condensed Interim Consolidated

Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

Akumin Inc.

Table of Contents

Page

Condensed Interim Consolidated Financial Statements (Unaudited)

Condensed Interim Consolidated Balance Sheets	1

Condensed Interim Consolidated Statements of Net Income and Comprehensive Income	2

Condensed Interim Consolidated Statements of Changes in Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to Condensed Interim Consolidated Financial Statements	5 – 26

Akumin Inc.

Condensed Interim Consolidated Balance Sheets

(Unaudited)

(expressed in US dollars unless otherwise stated)

	March 31, 2019 $	December 31, 2018 $
Assets
Current assets
Cash	18,896,828	19,326,412
Accounts receivable (note 5)	42,390,033	29,810,501
Prepaid expenses and other current assets	767,680	1,049,285

	62,054,541	50,186,198
Security deposits and other assets	819,625	815,450
Property and equipment (note 6)	162,711,502	55,567,588
Goodwill	124,112,632	130,539,869
Intangible assets	3,412,242	3,668,596

	353,110,542	240,777,701

Liabilities
Current liabilities
Accounts payable and accrued liabilities	16,633,116	16,865,477
Leases (note 7)	8,505,601	851,183
Senior loans payable (notes 8 and 9)	4,121,776	2,867,167

	29,260,493	20,583,827
Leases (note 7)	104,529,362	3,325,832
Senior loans payable (notes 8 and 9)	107,571,913	108,801,431
Subordinated notes payable (note 10)	1,492,792	1,492,233
Subordinated notes payable – earn-out (note 10)	173,237	169,642

	243,027,797	134,372,965

Shareholders’ Equity
Common shares (note 11)	124,441,382	123,746,423
Warrants (note 11)	1,563,090	1,742,910
Contributed surplus	6,005,988	5,088,376
Deficit	(24,470,849)	(26,640,173)

Equity attributable to shareholders of Akumin Inc.	107,539,611	103,937,536
Non-controlling interests	2,543,134	2,467,200

	110,082,745	106,404,736

	353,110,542	240,777,701

Commitments and contingencies (note 12)
Subsequent events (note 17)

Approved by the Board of Directors

“(signed) Riadh Zine”	Director	“(signed) Thomas Davies”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(1)

Akumin Inc.

Condensed Interim Consolidated Statements of Net Income and Comprehensive Income

(Unaudited)

(expressed in US dollars unless otherwise stated)

	Three-month period ended March 31, 2019 $	Three-month period ended March 31, 2018 $
Revenue
Service fees – net of allowances and discounts	46,955,226	32,863,595
Other revenue	595,962	561,856

	47,551,188	33,425,451

Expenses
Employee compensation	17,803,022	11,344,725
Reading fees	6,986,767	4,658,129
Rent and utilities	1,891,991	3,459,309
Third-party services and professional fees	3,552,581	2,916,373
Administrative	2,711,322	1,985,116
Medical supplies and other	1,467,205	1,302,703
Depreciation and amortization	6,130,223	2,107,745
Stock-based compensation	1,017,612	1,616,569
Interest expense	3,469,480	1,340,693
Impairment of property and equipment	—	187,021
Settlement costs (recoveries)	(1,216,851)	52,834
Acquisition-related costs	785,682	177,966
Public offering costs	—	104,072
Financial instruments revaluation and other (gains) losses	57,390	(35,230)

	44,656,424	31,218,025

Income before income taxes	2,894,764	2,207,426
Income tax provision	275,676	96,000

Net income and comprehensive income for the period	2,619,088	2,111,426
Non-controlling interests	449,764	951,746

Net income attributable to common shareholders	2,169,324	1,159,680

Net income per share (note 15)
Basic and diluted	0.03	0.02

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(2)

Akumin Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited)

(expressed in US dollars unless otherwise stated)

	Common shares $	Warrants $	Contributed surplus $	Deficit $	Non- controlling interest $	Total equity $
Balance as at December 31, 2017	83,771,904	1,310,661	2,205,784	(13,223,745)	6,340,583	80,405,187
Acquisition of non-controlling interests	—	—	—	25,720	(31,695)	(5,975)
Net income and comprehensive income	—	—	—	1,159,680	951,746	2,111,426
Stock-based compensation	—	—	1,616,569	—	—	1,616,569
Payment to non-controlling interests	—	—	—	—	(1,388,910)	(1,388,910)

Balance as at March 31, 2018	83,771,904	1,310,661	3,822,353	(12,038,345)	5,871,724	82,738,297

Balance as at December 31, 2018	123,746,423	1,742,910	5,088,376	(26,640,173)	2,467,200	106,404,736
Net income and comprehensive income	—	—	—	2,169,324	449,764	2,619,088
RSUs and warrants exercised	694,959	(179,820)	(100,000)	—	—	415,139
Stock-based compensation expense	—	—	1,017,612	—	—	1,017,612
Payment to non-controlling interests	—	—	—	—	(373,830)	(373,830)

Balance as at March 31, 2019	124,441,382	1,563,090	6,005,988	(24,470,849)	2,543,134	110,082,745

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(3)

Akumin Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(expressed in US dollars unless otherwise stated)

	Three-months ended March 31, 2019 $	Three-months ended March 31, 2018 $
Cash flows provided by (used in)
Operating activities
Net income for the period	2,619,088	2,111,426
Adjustments for
Depreciation and amortization	6,130,223	2,107,745
Stock-based compensation	1,017,612	1,616,569
Impairment of property and equipment	—	187,021
Interest expense accretion of debt	115,731	197,222
Financial instruments revaluation, unrealized foreign exchange loss and other (gains) losses	57,390	(35,230)
Changes in non-cash working capital
Accounts receivable	(6,223,346)	(2,512,904)
Prepaid expenses, security deposits and other assets	265,147	(554,196)
Accounts payable and accrued liabilities	(230,884)	(1,971,041)

	3,750,961	1,146,612

Investing activities
Property and equipment and intangible assets	(2,156,859)	(1,951,511)
Business acquisitions – net of cash acquired	69,575	—
Acquisition of non-controlling interests	—	(5,975)

	(2,087,284)	(1,957,486)

Financing activities
Loan repayments	(90,081)	—
Leases – principal payments	(2,044,489)	(68,199)
Common shares	415,139	—
Payment to non-controlling interests	(373,830)	(1,388,910)

	(2,093,261)	(1,457,109)

Decrease in cash during the period	(429,584)	(2,267,983)
Cash – Beginning of period	19,326,412	12,145,481

Cash – End of period	18,896,828	9,877,498

Supplementary information
Interest expense paid	3,346,927	1,151,290
Income taxes paid (recovery)	(9,597)	101,520

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(4)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

1	Presentation of condensed interim consolidated financial statements and nature of operations

The operations of Akumin Inc. (Akumin or the Company) and its Subsidiaries (defined below) primarily consist of operating outpatient diagnostic imaging centres located in Florida, Delaware, Pennsylvania, Texas, Illinois and Kansas. Substantially all of the centres operated by Akumin were obtained through acquisition. Related to its imaging centre operations, Akumin also operates a medical equipment business, SyncMed, LLC (SyncMed), which provides maintenance services to Akumin’s imaging centres in Texas, Illinois and Kansas and a billing and revenue cycle management business, Rev Flo, Inc., whose operations were merged into Akumin’s wholly owned subsidiary, Akumin Corp. on December 31, 2018.

The services offered by the Company (through the Subsidiaries) include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, mammography, ultrasound, digital radiography (X-ray), fluoroscopy and other related procedures.

The Company has a diverse mix of payers, including private, managed care capitated and government payers.

The registered and head office of Akumin is located at 151 Bloor Street West, Suite 603, Toronto, Ontario, M5S 1S4. All operating activities are conducted through its wholly owned US subsidiary, Akumin Holdings Corp. and the wholly owned subsidiaries of Akumin Holdings Corp., namely, Akumin Corp., Akumin Florida Holdings, LLC, formerly known as Tri-State Imaging FL Holdings, LLC (FL Holdings), Akumin Imaging Texas, LLC, formerly known as Preferred Medical Imaging, LLC (PMI), SyncMed and Akumin FL, LLC (Akumin FL) (collectively, the Subsidiaries), all of which are located in the United States.

2	Basis of preparation

These condensed interim consolidated financial statements for the three months ended March 31, 2019 have been prepared in accordance with International Accounting Standard (IAS) 34—Interim Financial Reporting. The disclosures contained in these condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards (IFRS) for annual financial statements. The condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018 and for the fifteen months ended December 31, 2017, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB). The condensed interim consolidated financial statements are based on accounting policies as described in the December 31, 2018 consolidated financial statements, except for changes to the accounting policies described in note 3.

Certain comparative information has been reclassified to conform with the presentation adopted in the current fiscal period.

The condensed interim consolidated financial statements include all of the accounts of the Company and the Subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

(5)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

On May 14, 2019, the Board of Directors (the Board) authorized the condensed interim consolidated financial statements for issuance.

3	Summary of significant accounting policies

These condensed interim consolidated financial statements have been prepared using the significant accounting policies consistent with those applied in the Company’s December 31, 2018 consolidated financial statements, except as described below relating to the adoption of IFRS 16, Leases (IFRS 16) and International Financial Reporting Interpretations Committee (IFRIC) 23.

The Company adopted IFRS 16 as at January 1, 2019, with modified retrospective application without restatement of prior year comparatives. Another new standard was also adopted as at January 1, 2019, IFRIC 23, Uncertainty over Income Tax Treatments, but it does not have a material effect on the Company’s condensed interim consolidated financial statements.

Adoption of IFRS 16

During 2016, the International Accounting Standards Board issued IFRS 16, Leases (IFRS 16), replacing IAS 17, Leases (IAS 17) and related interpretations. The standard introduces a single, on-balance sheet recognition and measurement model for lessees, eliminating the distinction between operating and finance leases. Lessees recognize a right of use asset representing its control of and right to use the underlying asset and a lease liability representing its obligation to make future lease payments. As a result of adoption of IFRS 16 on January 1, 2019, the Company has recognized an increase of $110,902,436 to both property, plant and equipment and lease liabilities on its condensed interim consolidated balance sheets. Lessor accounting remains similar to IAS 17.

IFRS 16 became effective for annual periods beginning on or after January 1, 2019. For leases where the Company is the lessee, it had the option of adopting a fully retrospective approach or a modified retrospective approach on transition to IFRS 16. The Company adopted the standard on January 1, 2019 using the modified retrospective approach. The Company applied the requirements of the standard retrospectively with no restatement of the comparative period. Under the modified retrospective approach, the Company chose to measure all right of use assets retrospectively as if the standard had been applied since lease commencement dates, which is January 1, 2019 for purposes of the Company’s IFRS 16 adoption. Substantially all of the Company’s operating leases are real estate leases for its imaging centres and corporate offices and for medical equipment. Other leased assets include office equipment. The Company recognized right of use assets and lease liabilities for its operating leases except for certain classes of underlying assets in which the underlying asset was considered be of low-value; however, the Company may choose to elect the recognition exemptions regarding short-term leases on a class-by-class basis for new classes, and lease-by-lease basis, respectively, in the future. Due to the removal of rent expense for leases, the Company’s operating expenses are reduced with a corresponding increase to depreciation and an increase to interest costs (due to accretion of the lease liability). There are no significant impacts to the Company’s existing finance leases under IAS 17 as a lessee.

(6)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

IFRS 16 permits the use of recognition exemptions and practical expedients. The Company applied the following recognition exemptions and practical expedients:

•	Grandfathered the definition of leases for existing contracts at the date of initial application;

•	Excluded certain low-value leases from IFRS 16 lease accounting;

•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics at the date of initial application;

•	Excluded initial direct costs from the measurement of right-of-use assets at the date of initial application;

•	Used hindsight in determining lease term at the date of initial application; and

•

Relied on its assessment of whether leases are onerous applying IAS 37, Provisions, Contingent Liabilities and Contingent Assets, immediately before the date of initial application as an alternative to performing an impairment review.

The Company used its incremental borrowing rates as at January 1, 2019 to measure lease liabilities. The weighted average incremental borrowing rate for total lease liabilities is 6.0%. Prior to adopting IFRS 16, the Company’s total minimum operating lease commitments as at December 31, 2018 were $163,728,644 (note 15 of the Company’s 2018 annual financial statements). These lease commitments included optional renewal terms where the Company expects to renew the leases. The difference between this amount and the lease liabilities of $110,902,436 recognized on transition on January 1, 2019 was due to the effect of discounting on the minimum lease payments.

Changes to accounting policies for leases

The Company did not restate prior year comparative information under the modified retrospective approach. Therefore, the comparative information continues to be reported under IAS 17 and related interpretations.

Lessee accounting policy as a lessee

Applicable from January 1, 2019, the Company recognizes a right of use asset and a lease liability based on the present value of future lease payments when a lessor makes the leased asset available for use by the Company. Lease payments for assets that are exempt through the low-value exemption are recognized in operating expenses. The measurement of lease liabilities includes the fixed and in-substance fixed payments and variable lease payments that depend on an index or a rate, less any lease incentives receivable. Certain leases require the Company to make payments that relate to property taxes, insurance, and other non-rental costs. These costs are typically variable and are not included in the calculation of the right-of-use asset or lease liability. If applicable, lease liabilities will also include the purchase option exercise price if the Company is reasonably certain to exercise that option, termination penalties if the lease term also reflects the termination option and amounts expected to be payable under a residual value guarantee. Subsequent to initial measurement, the Company measures lease liabilities at amortized cost using the effective interest method. Lease liabilities are remeasured when there is a change in lease term, a change in the assessment of an option to purchase the leased asset, a change in expected residual value guarantee, or a change in future lease payments due to a change in index or rate tied to the payment.

(7)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

The right of use assets are measured at the initial amount of the lease liabilities plus any lease payments made at or before the commencement date net of lease incentives received, and decommissioning costs. Subsequent to initial measurement, the Company applies the cost model to the right of use assets with the exception of the fair value model application to right of use assets that meet the definition of investment property in IAS 40, Investment Property. Right of use assets are measured at cost less accumulated depreciation, accumulated impairment losses governed by IAS 36, and any remeasurements of lease liabilities. The assets are depreciated on a straight-line basis over the earlier of the end of the assets’ useful lives or the end of the lease terms.

Discount rates used in the present value calculation are the interest rates implicit in the leases, or if the rates cannot be readily determined, the Company’s incremental borrowing rates. Lease terms applied are the contractual non-cancellable periods of the leases plus periods covered by an option to renew the leases if the Company is reasonably certain to exercise that option and the periods covered by an option to terminate the leases if the Company is reasonably certain not to exercise that option.

The Company has elected to not separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component.

Critical accounting estimates and judgments for leases

The management exercises judgment in determining the appropriate lease term on a lease-by-lease basis. The management considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including operational performance and past business practice. The periods covered by renewal options are only included in the lease term if the management is reasonably certain to renew. Changes in the economic environment or changes in the industry may impact the management’s assessment of lease term, and any changes in the management’s estimate of lease terms may have a material impact on the Company’s condensed interim consolidated balance sheet and the condensed interim consolidated statements of net income and comprehensive income.

In determining the carrying amount of right of use assets and lease liabilities, the Company is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. The management determines the incremental borrowing rate of each leased asset by incorporating the Company’s creditworthiness, the security, term and value of the underlying leased asset, and the economic environment in which the leased asset operates in. The incremental borrowing rates are subject to change mainly due to macroeconomic changes in the environment.

4	Business combinations

i)

On August 15, 2018, the Company announced that, through a subsidiary, it had acquired 11 outpatient diagnostic imaging centres in the Tampa Bay Area (the Rose Acquisition) for a cash consideration of approximately $24.6 million, which was financed through the Syndicated Term Loan (note 8). Subsequent

(8)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

to the completion of the acquisition, the Company, in accordance with the purchase agreement, prepared a working capital statement as of the closing date and determined a working capital asset of $323,983 due to the Company. The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as follows. The intangible assets consist of the trade name and covenants not to compete. During the three months ended March 31, 2019, the Company updated the fair value of the net accounts receivable based on greater visibility about the business operations.

	March 31, 2019 $	December 31, 2018 $
Assets acquired
Current assets
Cash	1,045,574	1,045,574
Accounts receivable	4,518,411	1,319,148
Prepaid expenses	74,582	74,582

	5,638,567	2,439,304

Non-current assets
Property and equipment	8,637,953	8,637,953
Intangible assets	1,330,000	1,330,000

	9,967,953	9,967,953

	15,606,520	12,407,257

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	2,211,319	2,211,319
Non-current liabilities
Wesley Chapel Loan (note 9)	1,908,456	1,908,456
Deferred tax liability	1,755,083	1,755,083

	5,874,858	5,874,858

Net assets acquired	9,731,662	6,532,399
Goodwill	14,554,338	17,753,601

Purchase price	24,286,000	24,286,000

(9)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

ii)

On November 1, 2018, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging centre in Kissimmee, Florida for a cash consideration of approximately $1.2 million (Kissimmee Acquisition), which was partly financed through the Syndicated Revolving Facility (note 8). In accordance with the transaction agreement, $250,000 of this purchase price (Holdback Fund) was paid subsequent to the end of the current quarter. The cash purchase price was increased during the three months ended March 31, 2019 by approximately $65,408 due to working capital adjustments in accordance with the purchase agreement. The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as follows. During the three months ended March 31, 2019, the Company updated the fair value of the net accounts receivable based on greater visibility about the business operations.

	March 31, 2019 $	December 31, 2018 $
Assets acquired
Current assets
Accounts receivable	521,034	—

Non-current assets
Security deposits	48,000	48,000
Property and equipment	282,500	282,500

	330,500	330,500

	851,534	330,500

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	116,440	117,916

Net assets acquired	735,094	212,584
Goodwill	555,314	1,012,416

Purchase price	1,290,408	1,225,000

iii)

On November 9, 2018, the Company acquired four outpatient diagnostic imaging centres in Broward County, Florida for a cash consideration of approximately $12.1 million (Broward Acquisition), which included assumption of leases (excluding right to use assets) of approximately $1.3 million. It was partly financed through the Syndicated Revolving Facility (note 8). The cash purchase price was reduced during the three months ended March 31, 2019 by approximately $0.1 million due to working capital adjustments in accordance with the purchase agreement. The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as follows. The intangible assets consist of the trade name and covenants not to compete. During the three months ended March 31, 2019, the Company updated the fair value of the net accounts receivable based on greater visibility about the business operations.

(10)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

	March 31, 2019 $	December 31, 2018 $
Assets acquired
Current assets
Accounts receivable	2,635,890	—
Prepaid expenses	53,100	53,100

	2,688,990	53,100

Non-current assets
Property and equipment	2,662,363	2,662,363
Intangible assets	740,000	740,000

	3,402,363	3,402,363

	6,091,353	3,455,463

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	863,871	863,871
Non-current liabilities
Finance leases	1,256,413	1,256,413

	2,120,284	2,120,284

Net assets acquired	3,971,069	1,335,179
Goodwill	6,689,516	9,460,388

Purchase price	10,660,585	10,795,567

5	Accounts receivable

	March 31, 2019 $	December 31, 2018 $
Accounts receivable	52,820,264	38,284,265
Less: Allowance for credit losses	10,430,231	8,473,764

	42,390,033	29,810,501

The allowance for credit losses includes a provision for credit losses expense for the three months ended March 31, 2019 of $1,956,467 (2018 – $1,377,906).

(11)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

Collectibility of the receivables is reviewed regularly and an allowance based on lifetime expected credit losses is established as necessary. Current economic conditions and historical collection experience are considered when determining whether to make an allowance. The same factors are considered when determining whether to write off amounts charged to the allowance for credit losses. During the three months ended March 31, 2019, the Company revised its approach to credit loss estimation to better align with historical and expected collection life cycles. As a result, the Company increased the age of the auto and attorney related accounts receivable without a full provision on its balance sheet to up to two years from one year, while leaving unchanged the age of the non-auto and attorney related accounts receivable without a full provision on its balance sheet at up to one year. The aging of these receivables, net of allowances, is as follows:

	March 31, 2019 $	December 31, 2018 $
Accounts receivable
0 – 90 days	19,583,558	11,940,989
91 – 180 days	7,497,981	6,722,767
More than 180 days	15,308,494	11,146,745

	42,390,033	29,810,501

The activity of the allowance for credit losses for the period is as follows:

	March 31, 2019 $	December 31, 2018 $
Allowance – Beginning of period	8,473,764	4,553,094
Provision for credit losses for the period	1,956,467	6,680,710
Writeoffs	—	(2,760,040)

Allowance – End of period	10,430,231	8,473,764

(12)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

6	a) Property and equipment

	Furniture and fittings $	Office equipment $	Leasehold improvements $	Medical equipment $	Equipment under finance leases $	Computer equipment $	Total $
Cost
Balance – December 31, 2017	533,434	186,097	8,880,333	37,043,853	7,481,192	86,165	54,211,074
Additions	143,920	2,140	518,516	8,977,339	924,625	23,161	10,589,701
Business acquisitions	—	—	682,635	11,362,768	1,256,413	—	13,301,816
Disposals	—	—	—	(861,067)	—	—	(861,067)
Impairment	—	—	—	(963,335)	—	—	(963,335)

Balance – December 31, 2018	677,354	188,237	10,081,484	55,559,558	9,662,230	109,326	76,278,189
Additions	37,748	—	343,000	1,816,761	—	16,000	2,213,509
Disposals	—	—	—	(133,350)	—	—	(133,350)

Balance – March 31, 2019	715,102	188,237	10,424,484	57,242,969	9,662,230	125,326	78,358,348

Accumulated depreciation
Balance – December 31, 2017	105,028	86,270	968,363	8,588,397	2,413,325	46,764	12,208,147
Depreciation	71,790	31,017	847,374	7,120,289	1,065,782	15,831	9,152,083
Disposals	—	—	—	(328,975)	—	—	(328,975)
Impairment	—	—	—	(320,654)	—	—	(320,654)

Balance – December 31, 2018	176,818	117,287	1,815,737	15,059,057	3,479,107	62,595	20,710,601
Depreciation	19,330	7,813	232,665	2,265,842	346,517	5,207	2,877,374
Disposals	—	—	—	(35,188)	—	—	(35,188)

Balance – March 31, 2019	196,148	125,100	2,048,402	17,289,711	3,825,624	67,802	23,552,787

Net book value
December 31, 2017	428,406	99,827	7,911,970	28,455,456	5,067,867	39,401	42,002,927
December 31, 2018	500,536	70,950	8,265,747	40,500,501	6,183,123	46,731	55,567,588
March 31, 2019	518,954	63,137	8,376,082	39,953,258	5,836,606	57,524	54,805,561

Depreciation expense for the three months ended March 31, 2019 was $2,877,374 (2018 – $1,974,267). During the three months ended March 31, 2019, the Company had net disposals of $98,162 (2018 – $nil) and impairment of medical equipment and equipment under finance leases of $nil (2018 – $187,021).

(13)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

b) Real estate and equipment (right of use assets)

	Equipment $	Real estate $	Total $
Cost
Balance – December 31, 2018	—	—	—
Additions	2,994,223	107,908,213	110,902,436
Business acquisitions	—	—	—
Disposals	—	(4,988)	(4,988)

Balance – March 31, 2019	2,994,223	107,903,225	110,897,448

Accumulated depreciation
Balance – December 31, 2018	—	—	—
Depreciation	326,100	2,670,395	2,996,495
Disposals	—	(4,988)	(4,988)

Balance – March 31, 2019	326,100	2,665,407	2,991,507

Net book value
December 31, 2018	—	—	—
March 31, 2019	2,668,123	105,237,818	107,905,941

Depreciation expense for the three months ended March 31, 2019 was $2,996,495 (2018 – $nil). During the three months ended March 31, 2019, the Company had net disposals of $nil (2018 – $nil).

7	a) Finance lease liabilities

As at March 31, 2019, the Company’s finance lease liabilities were $3,975,146 (December 31, 2018 – $4,177,015). Of these obligations, the liabilities due within one year are $861,573. Interest expense accrued and paid during the three months ended March 31, 2019 was $60,263 (2018 – $42,804) and lease payments were $201,870 (2018 – $68,199).

b) Other lease liabilities

As at March 31, 2019, the Company’s other lease liabilities were $109,059,817 (December 31, 2018 – $nil). Of these obligations, the liabilities due within one year are $7,644,028. Interest expense accrued and paid during the three months ended March 31, 2019 was $1,594,019 (2018 – $nil) and lease payments were $1,842,619 (2018 – $nil).

8	Bank loans payable

The Syndicated Loans (or the Bank Loans) and Wesley Chapel Loan (note 9) are collectively referred to as the Senior Loans.

(14)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

i)	Syndicated Loans

The Company entered into a credit agreement dated August 15, 2018 (the Syndicated Credit Agreement) with a syndicate of five financial institutions. Under the terms of the Syndicated Credit Agreement, the Company received a term loan (Syndicated Term Loan) of $100,000,000 (face value) and a revolving credit facility of $30,000,000, of which $11,900,000 was utilized as at March 31, 2019 (the Syndicated Revolving Facility, and together with the Syndicated Term Loan, the Syndicated Loans). The Syndicated Loans can be increased by an additional $40,000,000 subject to certain conditions. The Company used $11,900,000 of the Syndicated Revolving Facility to partly finance the Broward Acquisition and the Kissimmee Acquisition during the three months ended December 31, 2018. The proceeds of the Syndicated Term Loan were used to completely settle Akumin’s previous senior loan for $74,634,848, finance the Rose Acquisition in August 2018 and pay related debt issuance costs. Management determined the fair value of the Syndicated Term Loan to be its face value of $100,000,000, net of debt issuance costs of approximately $2.2 million. The fair value of the Syndicated Loans was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 14).

	March 31 2019 $	December 31, 2018 $
Syndicated Loans	109,983,008	109,872,412
Less: Current portion	3,750,000	2,500,000

	106,233,008	107,372,412

Subject to the provisions described below, the minimum annual principal payments with respect to the Syndicated Loans (face value) are as follows:

$
April 1, 2019 to December 31, 2019	2,500,000
2020	5,000,000
2021	5,000,000
2022	5,000,000
2023	94,400,000

111,900,000

Effective November 14, 2018, the Company entered into a derivative financial instrument contract with a financial institution in order to mitigate interest rate risk under the variable interest rate Syndicated Loans. The derivative financial instrument is an interest rate cap rate of 3.75% (LIBOR) per annum on a notional amount of 50% of the face value of the Syndicated Term Loan ($50,000,000 as at November 14, 2018). The termination date of this arrangement is August 31, 2021. The cost of this derivative financial instrument was $155,000. The Company has not designated this interest rate cap agreement as a cash flow hedge for accounting purposes. The fair value of this derivative as determined by the financial institution as at March 31, 2019 represented an asset to the Company of $3,731. Changes in the fair value of this derivative are recognized in the condensed interim consolidated statements of net income and comprehensive income.

(15)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

The Syndicated Credit Agreement provides for the following (capitalized terms used below in this note and not defined elsewhere in these notes have the respective meanings given to them in the Syndicated Credit Agreement):

Interest

The interest rates payable on the Syndicated Loans are as follows: (i) each Eurodollar Rate Loan shall bear interest on the outstanding principal amount at one-month LIBOR plus Applicable Rate; and (ii) each Base Rate Loan shall bear interest on the outstanding principal amount at the Base Rate (the highest of (a) the Federal Funds Rate plus 0.5%, (b) the prime rate and (c) Eurodollar Rate plus 1.0%) plus Applicable Rate. All advances under the Syndicated Loans are currently classified as Eurodollar Rate Loans. The interest rate paid under the Syndicated Credit Agreement as at March 31, 2019 was approximately 6.1% per annum (March 31, 2018 – nil%). With respect to interest rate sensitivity at March 31, 2019, a 1% increase in variable interest rates would have increased interest expense for the three-month period ended March 31, 2019 by approximately $276,000 (March 31, 2018 – $nil).

Payments

The minimum principal payment schedule for the Syndicated Loans is noted herein.

Termination

The termination date of the Syndicated Loans is the earliest of (i) August 15, 2023; and (ii) the date on which the Obligations become due and payable pursuant to the Syndicated Credit Agreement.

Restrictive covenants

In addition to certain covenants, the Syndicated Credit Agreement places limits on the Company’s ability to declare dividends or redeem or repurchase capital stock (including options or warrants), prepay, redeem or purchase debt, incur liens and engage in sale-leaseback transactions, make loans and investments, incur additional indebtedness, amend or otherwise alter debt and other material agreements, engage in mergers, acquisitions, capital expenditures and asset sales, enter into transactions with affiliates and alter the business the Company and the Subsidiaries currently conduct.

Financial covenants

The Syndicated Credit Agreement contains financial covenants including certain leverage ratios.

The Company is in compliance with the financial covenants and has no events of default under the Syndicated Credit Agreement as at March 31, 2019.

(16)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

Events of default

In addition to the above financial covenants, events of default under the Syndicated Credit Agreement include, among others, failure to pay principal of or interest on any Syndicated Loan when due, failure to pay any fee or other amount due within two days after the same comes due, failure of any loan party to comply with any covenants or agreements in the loan documents (subject to applicable grace periods and/or notice requirements), a representation or warranty contained in the loan documents is incorrect or misleading when made, events of bankruptcy and a change of control. The occurrence of an event of default would permit the lenders under the Syndicated Credit Agreement to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

Security

The Company has, subject to limited exceptions, granted general security over all assets of the Company and the Subsidiaries in connection with the Syndicated Loans.

9	Wesley Chapel Loan

As part of the Rose Acquisition, the Company, through a subsidiary, assumed a senior secured loan (Wesley Chapel Loan, and collectively with the Bank Loans, the Senior Loans) of $2,000,000 (face value) as of August 15, 2018 to finance the purchase of equipment and related development for a new clinic location around Tampa Bay, Florida. It has an annual interest rate of 5.0%, matures on August 15, 2023 and has monthly repayments of $37,742. The Wesley Chapel Loan was recognized at fair value of $1,908,456 on August 15, 2018 using an effective interest rate. The fair value was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 14).

	March 31, 2019 $	December 31, 2018 $
Wesley Chapel Loan	1,710,681	1,796,186
Less: Current portion	371,776	367,167

	1,338,905	1,429,019

(17)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

Subject to the provisions described below, the minimum annual principal payments with respect to the Wesley Chapel Loan (face value) are as follows:

$
April 1, 2019 to December 31, 2019	277,085
2020	385,952
2021	405,698
2022	426,454
2023	296,356

1,791,545

The Wesley Chapel Loan provides for the following terms:

Interest

5.0%.

Payments

Monthly payments (principal and interest) of $37,742. The minimum principal payment schedule for the Wesley Chapel Loan is noted herein.

Termination

August 15, 2023.

Restrictive covenants

In addition to certain covenants, the Wesley Chapel Loan limits the Company’s ability to dispose of the assets of Akumin Corp., which is the guarantor to the Wesley Chapel Loan.

Financial covenants

None.

Events of default

Events of default under the Wesley Chapel Loan include, among others, failure to repay the Wesley Chapel Loan in full at maturity, or to pay any other sum due hereunder within ten days of the date when the payment is due, events of insolvency or disposition of all or substantially all of the assets related to the Rose Acquisition. The occurrence of an event of default would permit the lender to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

(18)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

The Company has no events of default under the Wesley Chapel Loan as at March 31, 2019.

Security

The Company has granted first security interest to the lender over the equipment and leasehold improvements acquired using the proceeds of the Wesley Chapel Loan.

10	Subordinated notes payable

	March 31, 2019 $	December 31, 2018 $
Subordinated note	1,492,792	1,492,233
Subordinated note – earn-out	173,237	169,642

	1,666,029	1,661,875

As part of the Tampa Acquisition, Akumin FL entered into a subordinated 6% note and security agreement with the seller’s secured lender on May 11, 2018 (the Subordinated Note and Subordinated Note Lender, respectively) with a face value of $1,500,000 and a term of four years. The Subordinated Note was recognized at fair value of $1,490,932 on May 11, 2018 using an effective interest rate. The fair value was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 14). According to the Subordinated Note agreement, the interest on the Subordinated Note is accrued and added to the principal amount annually on each anniversary of the Subordinated Note agreement.

The principal balance of the Subordinated Note is subject to increase by an earn-out (Subordinated Note – Earn-out) of up to an additional $4.0 million during the three calendar year period beginning on January 1, 2019 and ending on December 31, 2021 (the Subordinated Note – Earn-out Period), subject to the satisfaction of certain revenue based milestones, as follows:

a)

The Subordinated Note – Earn-out for any given calendar year during the Subordinated Note – Earn-out Period shall be equal to 50% of any positive difference calculated by subtracting the Base Revenue ($16,000,000) for such calendar year from the Subordinated Note – Earn-out Revenue (defined below) for such calendar year.

b)

The Subordinated Note – Earn-out Revenue for any calendar year during the Subordinated Note – Earn-out Period shall be the gross revenue generated by the centres related to the Tampa Acquisition during such calendar year.

(19)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

c)

If Subordinated Note – Earn-out Revenue for any calendar year of the Subordinated Note – Earn-out Period is less than or equal to $16,000,000, no Subordinated Note – Earn-out shall be payable for such calendar year.

d)	The maximum aggregate amount of the Subordinated Note – Earn-out that may be earned over the Subordinated Note – Earn-out Period is $4,000,000.

The value of Subordinated Note – Earn-out has been estimated by management using a probability weighted valuation technique; changes in the fair value of this liability are recognized in the condensed interim consolidated statements of net income and comprehensive income. Management estimated the fair value of Subordinated Note – Earn-out as at May 11, 2018 of $160,790 based on a discount rate of 8.75% and management’s estimated probability weighted range of Subordinated Note – Earn-out Revenue during the Subordinated Note – Earn-out Period (it is considered a Level 3 liability as described in note 14). The Subordinated Note – Earn-out was revalued at $173,237 as at March 31, 2019 and the change in fair value was recognized in financial instruments revaluation in the condensed interim consolidated statements of net income and comprehensive income. As at March 31, 2019, the range of estimated undiscounted Subordinated Note – Earn-out payable is between $nil and $218,183.

Payments and termination

Under the Subordinated Note, the principal amount of $1,500,000 and accrued but unpaid interest is due in full on May 11, 2022 (the Maturity Date). Prior to the Maturity Date, the Company may repay, without penalty, all or any portion of the Subordinated Note, including the Subordinated Note – Earn-out, and accrued but unpaid interest.

Restrictive covenants

The Subordinated Note places certain limits on Akumin FL’s ability to declare dividends or other distributions, incur liens or indebtedness, make investments, undertake mergers or reorganizations or dispose of assets outside the ordinary course of business.

Financial covenants

None.

Events of default

Events of default under the Subordinated Note include failure to pay principal balance or interest when due, defaults in complying with terms of the Subordinated Note, and the occurrence of bankruptcy events relating to Akumin FL. The occurrence of an event of default would permit the Subordinated Note Lender to declare all amounts borrowed (and any Subordinated Note – Earn-out, once earned), together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

(20)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

Security

The Company has granted a security interest over all assets of Akumin FL as security for its obligations under the Subordinated Note. The Subordinated Note is subordinate to the intercompany loan from the Company to Akumin FL.

The Company is in compliance with the terms of the Subordinated Note as at March 31, 2019.

(21)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

11	Capital stock and warrants

The authorized share capital of the Company consists of an unlimited number of voting common shares, with no par value.

	Common shares		Warrants		RSUs		Total
	Number	Amount	Number	Amount	Number	Amount	Number	Amount
		$		$		$		$
December 31, 2017	51,416,323	83,771,904	1,196,407	1,310,661	1,611,316	469,967	54,224,046	85,552,532
Issuance (i)	9,677,397	36,153,950	525,000	734,379	315,000	5,020,983	10,517,397	41,909,312
RSUs and warrants exercised	1,277,555	3,820,569	(471,895)	(302,130)	(805,660)	(2,819,803)	—	698,636

December 31, 2018	62,371,275	123,746,423	1,249,512	1,742,910	1,120,656	2,671,147	64,741,443	128,160,480
Issuance (i)	—	—	—	—	—	469,806	—	469,806
RSUs and warrants exercised	205,495	694,959	(180,495)	(179,820)	(25,000)	(100,000)	—	415,139

March 31, 2019	62,576,770	124,441,382	1,069,017	1,563,090	1,095,656	3,040,953	64,741,443	129,045,425

(i)	RSU issuance amount includes stock-based compensation and costs related to RSUs during the period of the condensed interim consolidated financial statements.

(22)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

During the three months ended March 31, 2018, the following equity issuances occurred at the Company:

In accordance with the authorization from the Board in November 2017, 230,000 RSUs were granted to certain employees of the Company on January 1, 2018. Subsequently, on March 1, 2018, the Board authorized issuance of 35,000 RSUs on March 1, 2018 and 50,000 RSUs on March 12, 2018 to certain employees of the Company. Each granted RSU entitles the holder to one common share of the Company. These RSUs will vest as follows: 50% on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant. RSUs are valued based on the market value of the common shares of the Company on the grant date (or the nearest working day prior to the grant date). Such value is classified as stock-based compensation over the vesting period for all RSUs awarded to employees or the Board.

During the three months ended March 31, 2019, the following equity issuances occurred at the Company:

a)

During March 2017, the Company issued 300,825 warrants to purchase common shares on a 1:1 basis at an exercise price of $2.30 per common share. These warrants expired on March 10 and 17, 2019. During the three months ended September 30, 2018, 120,330 of these warrants were exercised into common shares. The remaining 180,495 warrants were exercised into common shares prior to expiry.

b)

As previously noted, the Board had granted 315,000 RSUs to certain employees of the Company between January 1 and March 12, 2018. Fifty percent of these RSUs vested between January 1 and March 12, 2019 in accordance with the terms of the RSU Plan and 25,000 of these vested RSUs were converted to common shares prior to March 31, 2019.

The stock-based compensation related to RSUs, recognized in the condensed interim consolidated statements of net income and comprehensive income for the three months ended March 31, 2019, was $469,806 (2018 – $1,517,166).

The stock-based compensation related to options, recognized in the condensed interim consolidated statements of net income and comprehensive income for the three months ended March 31, 2019, was $547,806 (2018 – $99,403).

12	Commitments and contingencies

The Company is involved in certain legal matters arising from time to time in the normal course of business. The Company records provisions that reflect management’s best estimate of any potential liability relating to these matters. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

13	Segmented financial information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Company has one reportable segment, which is outpatient diagnostic imaging services.

(23)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

14	Risk management arising from financial instruments

The carrying value of cash, accounts receivable and accounts payable and accrued liabilities approximates their fair value given their short-term nature.

The carrying value of the non-current portion of leases approximates their fair value given the difference between the discount rates used to recognize the liabilities in the condensed interim consolidated balance sheets and the market rates of interest is insignificant. The estimated fair values of other non-current assets and liabilities were as follows:

	March 31, 2019 $	December 31, 2018 $
Loans to related parties	495,700	495,000

Bank Loans payable	110,418,000	110,244,000
Wesley Chapel Loan payable	1,739,000	1,823,000
Subordinated notes payable	1,476,500	1,476,000
Subordinated notes – earn-out	173,237	169,642
Derivative financial instruments	(3,731)	(16,014)

	113,803,006	113,696,628

Financial instruments recorded at fair value on the condensed interim consolidated balance sheets are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The loans to related parties, the Syndicated Loans, Wesley Chapel Loan, Subordinated Notes and Subordinated Notes – Earn-out were measured at fair value under the Level 3 category on recognition. The Subordinated Notes – Earn-out is subsequently remeasured at fair value under the Level 3 category.

There were no transfers between levels during the three months ended March 31, 2019 and the twelve months ended December 31, 2018.

Financial instruments are classified into one of the following categories: amortized cost, fair value through profit or loss and fair value through other comprehensive income.

(24)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

The following table summarizes information regarding the carrying value of the Company’s financial instruments:

	March 31, 2019 $	December 31, 2018 $
Cash	18,896,828	19,326,412
Accounts receivable	42,390,033	29,810,501
Loans to related parties	500,000	500,000

Financial assets measured at amortized cost	61,786,861	49,636,913

Accounts payable and accrued liabilities	16,633,116	16,865,477
Short-term portion of Senior Loans payable	4,121,776	2,867,167
Short-term portion of leases	8,505,601	851,183
Long-term portion of Senior Loans payable	107,571,913	108,801,431
Long-term portion of leases	104,529,362	3,325,832
Subordinated Notes payable	1,492,792	1,492,233

Financial liabilities measured at amortized cost	242,854,560	134,203,323

Subordinated Notes – earn-out	173,237	169,642
Derivative financial instruments	(3,731)	(16,014)

Measured at fair value through profit or loss	169,506	153,628

15	Basic and diluted income per share

	Three-month period ended March 31, 2019 $	Three-month period ended March 31, 2018 $
Net income attributable to common shareholders	2,169,324	1,159,680
Weighted average common shares outstanding
Basic	62,422,856	51,416,323
Diluted	64,240,457	53,191,491
Net income per share
Basic and diluted	0.03	0.02

16	Settlement costs (recoveries)

During the three months ended March 31, 2019, the Company experienced settlement recoveries of $1,216,851 (2018 – settlement costs of $52,834). The Company received approximately $1.17 million of the recoveries in the three months ended March 31, 2019 from the escrow fund maintained for the sellers of PMI as a result of an indemnity claim under the purchase agreement for PMI.

(25)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2019

(expressed in US dollars unless otherwise stated)

17	Subsequent events

i)

On April 1, 2019, the Company acquired substantially all of the assets used in connection with a single imaging centre located in Davie, Florida (Davie Acquisition) from the former operators of such centre for a purchase price of $450,000. The Company is in the process of determining the preliminary purchase price allocation.

ii)

On April 15, 2019, the Company announced that it had, through its wholly-owned subsidiary Akumin Corp., entered into purchase agreements to acquire 27 imaging centres (Florida – 21 and Georgia – 6) operated under Advanced Diagnostics Group (ADG), The Imaging Centers of West Palm and Elite Radiology of Georgia. All of these centres are managed by ADG’s management team. Pursuant to the purchase agreements, the Company would acquire all of the issued and outstanding equity interests of ADG Acquisition Holdings, Inc., TIC Acquisition Holdings, LLC and SFL Radiology Holdings, LLC (collectively, the Targets).

The total purchase price for the Targets is approximately $214 million, of which $25 million would be satisfied by the issuance of the Company’s common shares at a price of $4.00 per share. A portion of the purchase price payable in respect of the acquisition of SFL Radiology Holdings, LLC is subject to an earnout based on annualized revenues earned in the first two quarters of 2020 less certain costs. Closing of the transactions is expected to occur during the second quarter of 2019 and is subject to customary closing conditions.

In connection with the acquisition of the Targets, the Company also announced that it had entered into a binding commitment letter with certain lenders (the Lenders), pursuant to which the Lenders would provide Akumin Corp. with credit facilities totaling $380 million, of which $330 million would be advanced as a term facility and $50 million would be a revolver. The proceeds of the term loan would be partly used to refinance the Bank Loans (face value $111.9 million) and to finance approximately $189 million of the purchase price payable in respect of the acquisition of the Targets.

(26)